04045814

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Electric Power Development Co, Ltd

*CURRENT ADDRESS: 15-1 Ginza 6-chome
Chuo-ku, Tokyo
Japan

**FORMER NAME: ____

**NEW ADDRESS: ____

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

FILE NO. 82- 34827   FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/01/04

82-34827

Exhibit I
AR/S
3-31-04

(Summary English translation)

June 9, 2004

TO OUR SHAREHOLDERS:

Electric Power Development Co., Ltd.
15-1, Ginza 6-chome, Chuo-ku
Tokyo, Japan

Yoshihiko Nakagaki
President

Notice of Convocation of the 52nd Ordinary General Meeting of Shareholders

This is to inform you that the Company's 52nd Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the meeting.

IF YOU ARE UNABLE TO ATTEND, PLEASE SIGN THE ENCLOSED FORM OF POWER OF ATTORNEY, AND RETURN THE FORM TO US.

Particulars

(1) Date: 10:30 a.m., Wednesday, June 30, 2004

(2) Place: Head Office of the Company, 15-1, Ginza 6-chome, Chuo-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Report on Operations, Balance Sheet and Statement of Income for the year ended March 31, 2004.

Matters to be resolved:

Agendum No. 1:	Approval of the proposed appropriation of retained earnings for the year ended March 31, 2004
Agendum No. 2:	Partial amendment of the Articles of Incorporation
Agendum No. 3:	Election of twelve Directors
Agendum No. 4:	Election of one Corporate Auditor
Agendum No. 5:	Payment of retirement benefits to retiring Directors and a retiring Corporate Auditor

The content of each of the above proposed agendum is set forth in "Reference Material Concerning Exercise of Voting Rights".

* * * * * * * * * *

Financial statements and auditor's reports (duplicates) are as set forth in the attached "Report on the Year ended March 31, 2004".

(Summary English Translation)

Attachment

REPORT ON OPERATIONS

For the period from April 1, 2003 through March 31, 2004

1. SUMMARY OF OPERATIONS

Business developments and results of the Company for the year ended March 31, 2004, future business strategies, capital expenditures and financing of the Company and business results and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY

Information on businesses, date of establishment, capital, shares, employees, subsidiaries and affiliates, management structure and principal offices, and Directors and Corporate Auditors of the Company are mentioned.

BALANCE SHEET

As of March 31, 2004

	(Millions of yen)
Assets	
Fixed assets:	1,918,851
Fixed assets for electric power business	1,644,724
Hydroelectric power plants	515,781
Thermal power plants	751,760
Transmission facilities	293,841
Conversion facilities	44,870
Communication facilities	11,811
General facilities	26,659
Incidental business fixed assets:	35
Fixed assets temporary account	164,696
Construction in progress	163,837
Exclusion in progress	858
Investment and other assets	109,395
Long-term investments	37,233
Long-term investments in affiliated Companies	45,205
Long-term prepaid expenses	1,659
Deferred tax assets	25,296
Current assets:	85,852
Cash and bank deposits	6,299
Acceptance receivable	3
Accounts receivable	44,877
Accrued income	3,839
Short-term investments	7,281
Stored goods	8,167
Prepaid expenses	1,005
Short-term loans to affiliated companies	2,246
Deferred tax assets	3,068
Other current assets	9,061
Total Assets	2,004,703

BALANCE SHEET AND SHAREHOLDERS' EQUITY
As of March 31, 2004

	(Millions of yen)
Liabilities	
Fixed liabilities:	1,487,194
Corporate bonds	829,751
Long-term borrowings	614,784
Long-term accrued liability	1,092
Accrued employee retirement benefits	38,237
Other fixed liabilities	3,328
Current liabilities:	178,484
Long-term debt payable within one year	54,960
Short-term borrowings	38,600
Commercial paper	40,000
Accounts payable	1,853
Accrued accounts	4,473
Accrued expenses	12,845
Accrued income taxes	8,994
Deposit	487
Short-term debt to affiliated companies	15,171
Advance payments received	423
Other current liabilities	674
Reserves:	689
Reserve for fluctuation in water levels (Article 36 of the Electricity Utilities Industry Law)	689
Total Liabilities	1,666,367

Shareholders' Equity

Common stock:	152,449
Capital surplus	81,849
Additional paid-in capital	81,849
Accumulated earnings	100,683
Legal reserve	5,999
Reserve for loss from overseas investment	51
Reserve for special disaster	10
Exchange-fluctuation preparation reserve	1,960
Contingent reserve	55,000
Unappropriated profit for the current fiscal year	37,661
Difference on valuation of shares	3,353
Total Shareholders' Equity	338,336
Total Liabilities and Shareholders' Equity	2,004,703

STATEMENT OF INCOME
(April 1, 2003 through March 31, 2004)

	(Millions of yen)
Ordinary expenses	
Operating expenses:	403,807
Electric power	400,754
Hydroelectric power generation expenses	64,292
Thermal power generation expenses	226,968
Transmission expenses	32,529
Transformation expenses	7,711
Distribution expenses	922
Communication expenses	4,880
Administrative expenses	56,662
Enterprise tax	6,787
Incidental business operating expenses	3,053
Consulting business operating expenses	2,457
Coal business operating expenses	448
Others	147
Operating profit	(118,788)
Non-operating expenses	88,104
Financial expense	84,024
Interest expenses on liabilities	83,236
Amortization of stock issue expenses	583
Amortization of bond issue expenses	192
Amortization of bond premium	12
Non-business expenses	4,080
Loss on sale of fixed assets	10
Miscellaneous loss	4,069
Total ordinary expense	491,911
Ordinary income	33,522
Reversal of (provision for) reserve for fluctuation in water levels	689
Provision for reserve for fluctuation in water levels	689
Income before income taxes	32,833
Income tax, etc.	11,114
Income tax, etc.	10,592

Adjustment of income taxes	522
Income for the current fiscal year	21,718
Income brought forward	15,942
Unappropriated profit for the current fiscal year	37,661

Ordinary revenues	
Operating revenues	522,595
Electric power	518,978
Electricity fee of sales to other companies	453,478
Transmission fee	63,398
Miscellaneous revenues from electric power business	2,100
Others	3,617
Consulting business	3,028
Coal sales business	496
Other incidental business	91
Non-operating revenues	2,839
Financial revenue	1,788
Dividend income	1,077
Interest income	711
Non-business revenues	1,050
Profit on sales of fixed assets	18
Miscellaneous revenues	1,031
Total current revenues	525,434

PROPOSED DISPOSITION OF PROFIT

	(yen)
Unappropriated profit for the fiscal year	37,661,293,788
Total	37,661,293,788
Appropriation of profit	20,470,622,240
Dividend	5,410,541,760
Directors' bonus	55,900,000
(Auditors' bonus)	(6,440,000)
Reserve for special disaster	4,180,480
Contingent reserve	15,000,000,000
Profit carried forward to the next period	17,190,671,548

Audit Report by Accounting Auditors (Duplicate)

Independent Auditor's Report

May 14, 2004

The Board of Directors
Electric Power Development Co., Ltd.

We have audited the balance sheet, the statement of income, the report on operations (but only in respect of the parts relating to accounting) and the proposed statement of appropriation of retained earnings and supplementary statements (but only in respect of the parts relating to accounting) for the 52nd fiscal year from April 1, 2003 to March 31, 2004 of Electric Power Development Co., Ltd. in accordance with the provision of Article 2, Paragraph 1 of 'Law relating to Exceptions of the Commercial Code relating to Audits, etc. of Corporations'. The parts of the report on operations and the supplementary statements that were the subject of the audit were those parts that were based on the records in the accounting ledgers of the Company and its subsidiaries. The financial statements and the supplementary statements relating to accounting are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the supplementary statements from an independent standpoint.

We have carried out the audit procedures which should normally be conducted in compliance with the audit standards generally accepted as fair and appropriate in Japan. Such audit standards require that we obtain reasonable assurance that the financial statements and supplementary statements are free of material misstatement. An audit includes examining the indications on the financial statements and supplementary statements as a whole, on a test basis, assessing the accounting principles applied by the management and its method of application, and the projections of management. We believe that we have acquired a reasonable basis for expressing our opinion as a result of our audit. This audit included audits of subsidiaries that we deemed necessary to carry out.

As a result of this audit, we have the following opinions.

(1) We certify that the balance sheet and the statement of income fairly represent the properties and the profit and loss of the Company in accordance with the law and the Company's Articles of Incorporation.

(2) We certify that the report on operations (but only in respect of the parts relating to accounting) fairly represents the state of the Company in accordance with the law and the Company's Articles of Incorporation.

(3) We certify that the proposed statement of appropriation of retained earnings is in compliance with the law and the Company's Articles of Incorporation.

(4) There are no matters in the parts of the supplementary statements relating to accounting that should be pointed out pursuant to the provisions of the Commercial Code.

There is no stake between the Company and the auditor or the partners in charge that should be mentioned pursuant to the provisions of the Law of Certified Public Accountants.

Shin Nihon & Co.

Ikuzo Komatsu (Seal)
Representative Partner, Partner in charge
and Certified Public Accountant

	Nobutaka Motohashi (Seal) Representative Partner, Partner in charge and Certified Public Accountant Satoshi Tamai (Seal) Partner in charge and Certified Public Accountant

Audit Report of the Board of Corporate Auditors (Duplicate)

Audit Report

This Board of Corporate Auditors received from each Corporate Auditor a report of the methods and results of the audit relating to the Directors' execution of duties during the fiscal year 2003 from April 1, 2003 to March 31, 2004 and prepared this audit report in consultation.

1. Outline of Audit Methods by the Corporate Auditors

In accordance with the audit policy, division of duties, etc. prescribed by the Board of Corporate Auditors, each Corporate Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the head office and the major business offices, requested reports on business from the subsidiaries, visited subsidiaries and investigated their conduct of business and condition of properties whenever it was deemed necessary, received reports and explanations from the Accounting Auditors, and examined the financial statements and the supplementary statement.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Shin Nihon & Co. are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other condition of the Company;

(4) The supplementary statement sets forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto;

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors including duties in connection with the subsidiaries. Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries.

May 19, 2004

The Board of Corporate Auditors of Electric Power Development Co., Ltd.

Full-time Corporate Auditor	Koichi Fujino (Seal)
Full-time Corporate Auditor	Takeshi Sone(Seal)
Corporate Auditor	Yasuo Matsushita (Seal)

(Note) Corporate Auditor Yasuo Matsushita is an external Corporate Auditor as provided in Article 18, Paragraph 1 of the law relating to exceptions of the Commercial Code relating to audits, etc., of corporations.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTING RIGHTS

1. Total number of voting rights owned by all shareholders 1,388,080

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the year ended March 31, 2004

Agendum No. 2: Partial amendment of the Articles of Incorporation

The proposed amendments include, among others:

(1) amending a provision to the effect that the media for public notices be changed to *Nihon Keizai Shimbun* for the convenience of shareholders.

(2) amending a provision to the effect that the total number of shares authorized to be issued by the Company be 550,000,000 shares.

(3) adding new provisions to the effect that the Company be able to acquire its own shares by the resolution of the Board of Directors.

(4) amending a provision to the effect that the Company appoints a transfer agent that it will determine its transfer agent and share handling office by the resolution of the Board of Directors. Many of the operations relating to the shares of the Company shall be handled by the transfer agent and not by the Company.

(5) An effective date of the amendment of the provision of Article 10 of the Articles of Incorporation shall be July 1, 2004. Aforesaid effective date shall be set forth as a supplementary

provision and such provision shall be deleted after the effective date.

Agendum No. 3: Election of twelve Directors

Name, brief personal history and status as representative for other companies of the candidates are mentioned.

Agendum No. 4: Election of one Corporate Auditor

Name, brief personal history and status as representative for other companies of the candidate are mentioned.

Agendum No. 5: Payment of retirement benefits to retiring Directors and retiring Corporate Auditors

It is proposed that appropriate retirement benefits be paid to six retiring Directors and one retiring Corporate Auditor. It is proposed that the details of such retirement benefits, including the amount, time and method, be discussed and determined by the Board of Directors for the retiring Directors and by the Corporate Auditors for the retiring Corporate Auditor.

Name and brief personal history of the above Directors and Corporate Auditor are mentioned.